

Notice of Annual General Meeting

**To be held in Montreal, Quebec
on Tuesday, January 31, 2006
at 11:00 a.m.**

at the

**Hilton Montreal Bonaventure Hotel
Ballroom
900 de La Gauchetière Street West
Montreal, Quebec
Canada**

Record Date: Tuesday, December 13, 2005

Letter to Shareholders
&
MANAGEMENT PROXY CIRCULAR
Dated December 16, 2005

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 16, 2005

Notice is hereby given that an Annual General Meeting (the "Meeting") of shareholders of CGI GROUP INC. (the "Company") will be held at the Hilton Montreal Bonaventure Hotel, in the Ballroom, at 900 de La Gauchetière Street West, in Montreal, Quebec, Canada, on Tuesday, January 31, 2006, at 11:00 a.m. (local time) for the following purposes:

1)   to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, retained earnings and cash flows, and the auditors' report for the fiscal year ended September 30, 2005;

2)   to elect directors;

3)   to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration;

4)   to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company's web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

          By order of the Board of Directors



          Paule Doré
          Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for such reason, if you are unable to attend the Meeting in person, we request (i) that you complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) that you vote by phone, or (iii) that you vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on Tuesday, December 13, 2005, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by our transfer agent, Computershare Trust Company of Canada.

LETTER TO SHAREHOLDERS ON CORPORATE GOVERNANCE

Dear fellow shareholders,

As we enter our thirtieth anniversary year and our twentieth year as a public company and we reflect on our achievements, we are justly proud that CGI has truly earned its place as a global provider of information technology ("IT") services. CGI now enjoys an annual revenue run-rate of approximately $3.8 billion with offices in 17 countries. We are the 8th largest independent IT services provider in the world and the 5th largest independent IT and business process services firm in North America, based on headcount.

While achieving our business objectives is vitally important, the way we do business is equally important to all of us at CGI.

At CGI we have always understood, and we have always valued, the link between sound, ethical business practices and the creation of shareholder value. CGI was founded on the principle of seeking the appropriate and fair equilibrium among the interests of our key stakeholders: our clients, our employees (whom we call our members) and our shareholders.

We can do no better than to re-iterate our beliefs exactly as they are expressed in CGI's *Fundamental Texts* which are available on CGI's web site at www.cgi.com:

> "Our fundamental belief is that a company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele, one aware of the Company's values, and will deliver high-quality services at a competitive price, while respecting the Company's profitability objectives."

The growth and profitability generated as a result will allow CGI to continue to do its best to offer its shareholders value for their investment.

Our Annual General Meeting and our Management Proxy Circular (the "Circular") present us with an important opportunity to share our vision and dream with all our shareholders so that each of you has a true appreciation of the value we offer.

We firmly believe in what we call the "4E" concept: **E**xcellence in **E**xecution comes from **E**xperience in **E**xecution. CGI's long-term success depends on the mastery of execution and delivery which in turn is determined in largest measure by the experience, the continuity and the stability of CGI's work force and management team. We therefore focus closely on attracting and retaining the best people in our industry. CGI's human resources and compensation policies are geared towards achieving that objective. As a result, CGI continues to enjoy one of the lowest voluntary turnover rates in the industry among its leaders and members.

We have maintained the balance between our strong management team and the interests of our shareholders by our early adoption of governance principles that ensure that CGI has a Board of Directors with a majority of independent directors and an independent Lead Director: you are therefore represented by a Board that is well equipped to represent your interests as well as those of your fellow shareholders.

Since its initial public offering in 1986 CGI has consistently been at the forefront in matters of corporate governance. The Company has displayed high levels of openness and accountability as well as strong leadership in this area. We have demonstrated this in the following ways:

- Nominating outside members of the Board of Directors who have been carefully selected to ensure that the Board of Directors has substantial operational expertise in each of the vertical sectors in which CGI operates and who are all financially literate.

- Having a majority of independent directors serve on CGI's board.

- Appointing a Lead Director who, jointly with the other independent directors, represent the interests of all CGI's shareholders, including those of its minority shareholders.

- Assuring Board effectiveness and independence through an annual process that includes self-assessment of the Board of Directors, individual director assessment and assessment of the standing committees. See the heading *Participation in the annual self-assessment process* in the enclosed Circular.

- Educating all new directors through a comprehensive orientation program.

- Ensuring that CGI's independent directors meet at least twice each year without members of management present.

- Implementing the *Shareholder Partnership Management Framework* discussed in more detail below.

- Adopting share ownership guidelines for directors requiring independent directors to hold a minimum of 10,000 shares or Deferred Stock Units ("DSUs"), representing more than three times the annual Board retainer currently in effect for fiscal 2006, based on the market price of CGI's Class A subordinate shares on December 15, 2005.[1]

- Adopting a conservative policy for the granting of stock options, linked to the Company's performance.

- Providing for the vesting of stock options entirely dependent on the achievement of the Company's objectives, with forfeiture of options that do not vest.[2]

- Appointing only independent directors to our Human Resources Committee. Two of our three standing committees are now composed exclusively of independent directors.

- Amending the charters of our standing committees to set out explicitly the roles and responsibilities of the committee chairs.

- Adopting for our Circular many of the disclosure practices considered by the *Canadian Coalition for Good Governance* to be best practices.

- Strengthening the monitoring and incident reporting process under our *Code of Ethics and Business Conduct* through the implementation of a third party permanent hotline for reporting possible breaches related to accounting, internal accounting controls and auditing matters.

One point mentioned briefly above merits further discussion. In 2005 we implemented the *Shareholder Partnership Management Framework* ("SPMF"). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. We obtained ISO 9001 certification for the application of the SPMF in our operations. CGI may be the first company in North America to obtain this certification for the management of its relationship with its shareholders.

As required by the SPMF, the first external ISO audit of the SPMF was successfully completed in September 2005 and, at such time, we also conducted our first survey of sell-side analysts and

---

[1] See the heading *Share Ownership Guidelines for Directors* in the Circular for more information on the share ownership guideline for directors.

[2] See the heading *Vesting of options granted for the year ended September 30, 2005* in the Circular for a description of the vesting and forfeiture rules.

institutional shareholders. The survey is designed to provide insights so that we can improve our investor relations program. We are proud to say that we received an overall score of eight out of ten. We are committed during the coming year to address suggestions for improvement that we received in the course of the survey.

All our shareholders may rest assured that we will continue to place a strong emphasis on continuous improvement in all aspects of our business, including our approach to corporate governance. Together we will continue to do our very best to build the value you seek.

Annual Meeting and Proxy Voting

CGI senior executives will be discussing important initiatives designed to build long-term shareholder value at the Annual General Meeting, which will be held on January 31, 2006 at the Hilton Montreal Bonaventure Hotel. On behalf of CGI's Board of Directors and management, we encourage you to attend the meeting in person if you can and, if not, to view the meeting on our web site at www.cgi.com where it will be broadcast live and will be archived immediately afterwards.

The Annual General Meeting is your opportunity to hear firsthand from senior management and to ask any questions you may have about the Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,





Serge Godin
Chairman of the Board and
Chief Executive Officer

Claude Boivin
Lead Director
Chairman of the Corporate Governance Committee and Member of the Audit and Risk Management Committee

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the "Company" or "CGI") for use at the Annual General Meeting of Shareholders of the Company (the "Meeting") which will be held on Tuesday, January 31, 2006, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2005. All other information is, unless otherwise indicated, provided as of December 16, 2005.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for others reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy is solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Secretary of the Company prior to the Meeting.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. **In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted <u>FOR</u> the matter in question.**

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee's name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date

Only persons shown on the register of shareholders at the close of business on Tuesday, December 13, 2005, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by our transfer agent, Computershare Trust Company of Canada.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Trust Company of Canada by 12:00 midnight, Montreal time, on January 27, 2006. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.computershare.com/ca/proxy. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy access number which are located at the bottom on the front side of the proxy form.

Voting by Non-registered Shareholders

Non-registered shareholders or "beneficial shareholders" are holders whose shares are held on their behalf through a "nominee" such as a bank, a trust company, a securities broker or other financial institution. Most of CGI's shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI's registrar and transfer agent, Computershare Trust Company of Canada, may not have a complete record of the names of the Company's non-registered shareholders, Computershare Trust Company of Canada may not have knowledge of a non-registered shareholder's right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Company's authorized share capital consists of an unlimited number of First Preferred Shares ("First Preferred Shares"), issuable in series, an unlimited number of Second Preferred Shares ("Second Preferred Shares"), issuable in series, an unlimited number of Class A subordinate voting shares ("Class A subordinate voting shares") and an unlimited number of

Class B shares (multiple voting) ("Class B shares"), all without par value, of which, as of December 15, 2005, 396,802,664 Class A subordinate voting shares and 33,772,168 Class B shares were issued and outstanding.

The following summary of the material features of the Company's authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 16, 2005, 54% and 46% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion of Class A Subordinate Voting Shares

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder's option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B Share may, from time to time, at the holder's option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company's articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

(i)   in payment of stock dividends;

(ii)   pursuant to the stock option plans or share purchase plans of the Company;

(iii)   further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

(iv)   further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2005, considering the needs for reinvestment in our operations and the scope of investment projects, the Board of Directors determined that the Company would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other class of shares, such amendment shall, in addition, be authorized by at least two thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid

On February 1, 2005 the Board of Directors authorized the purchase of up to 10% of the public float of the Company's Class A subordinate voting shares through a Normal Course Issuer Bid (the "Issuer Bid"). The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange up to 27,834,417 Class A subordinate voting shares for cancellation. As at January 28, 2005, there were 410,902,202 Class A subordinate shares of the Company outstanding of which approximately 68% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 3, 2005 and may continue to do so until February 2, 2006, or until such earlier date when the Company completes its purchases or elects to terminate the bid. As of December 16, 2005, the Company had purchased 14,896,200 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $7.82, representing an aggregate consideration of $116.4 million.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders' meetings and are entitled to one vote per share. As of December 16, 2005, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 16, 2005, no Second Preferred Shares were outstanding.

Principal Holders of Class A subordinate voting shares and Class B shares

As of December 16, 2005, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI's outstanding Class A subordinate voting shares and Class B shares are as follows:

Name	Type of Ownership	Shares – Class "A"		Shares – Class "B"		Shares – Class "A" and "B"		
		Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	Direct and indirect	586,588	0.15%			0.14%	586,588	0.08%
	Control[1]			23,007,351	68.13%	5.34%	230,073,510	31.32%
	Control[2]			5,209,156	15.42%	1.21%	52,091,560	7.09%
Total		**586,588**	**0.15%**	**28,216,507**	**83.55%**	**6.69%**	**282,751,658**	**38.49%**
André Imbeau	Direct and indirect	244,049	0.06%			0.06%	244,049	0.03%
	Control[3]			3,477,071	10.30%	0.81%	34,770,710	4.73%
	Control[4]			744,094	2.20%	0.17%	7,440,940	1.01%
Total		**244,049**	**0.06%**	**4,221,165**	**12.50%**	**1.04%**	**42,455,699**	**5.78%**
BCE Inc.	Direct	120,028,400	30.25%			27.88%	120,028,400	16.34%
	Control[5]	8,268,125	2.08%			1.92%	8,268,125	1.13%
Total		**128,296,525**	**32.33%**			**29.80%**	**128,296,525**	**17.47%**

(1) Through 9058-0705 Québec Inc., a company controlled by Mr. Godin
(2) Through 3727912 Canada Inc., a company controlled by Mr. Godin
(3) Through 9061-9354 Québec Inc., a company controlled by Mr. Imbeau
(4) Through 9102-7003 Québec Inc., a company controlled by Mr. Imbeau
(5) Through 3787877 Canada Inc., a wholly-owned subsidiary of BCE Inc.

As of December 16, 2005, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,410,802 Class A subordinate voting shares and 33,772,168 Class B shares representing respectively 1.11% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the shareholders at the Meeting:

1. Presentation of Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2005 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in our fiscal 2005 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the 2005 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2. Election of Directors

14 directors are to be elected to hold office until the close of the next annual general meeting of shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the 14 persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.   Appointment of Auditors

The Audit and Risk Management Committee and the Board of Directors recommend that Deloitte & Touche LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual general meeting of the Company or until their successors are appointed. Deloitte & Touche LLP were first appointed at the Annual General Meeting of shareholders held on January 27, 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

ELECTION OF DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next annual general meeting of shareholders or until that director's successor is duly elected, unless the office is earlier vacated, in accordance with the relevant provisions of applicable laws.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company's share ownership guidelines; the candidate's age; the principal occupation; the province and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction was exercised, the number of DSUs of the Company and the number of stock options of the Company held; as well as the other companies on whose board of directors the candidate serves.

By filling in the accompanying form of proxy, shareholders may vote for all directors or chose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares beneficially owned, or over which control or direction is exercised, as well as information concerning DSUs held, has been provided by each of the candidates as of December 16, 2005.

CGI and BCE Inc. announced on December 16, 2005 that CGI will repurchase 100,000,000 of the Class A subordinate voting shares BCE Inc. holds in CGI (the "Transaction"). It is anticipated that at least Michael J. Sabia and Lawson A.W. Hunter who sit on the Company's Board of Directors as nominees of BCE Inc. pursuant to the BCE/CGI Agreement relating to BCE Inc.'s representation rights and certain other matters (see the heading *Agreements with BCE Inc.* below) will resign when the transaction closes and will therefore not stand for re-election. The closing is scheduled to take place in mid-January 2006, before the Meeting. **Please note that if the Transaction closes as planned, alternative nominees will be proposed, from the floor, based on the recommendation of the Corporate Governance Committee for election at the Meeting. It should also be noted that only shareholders present in person at the meeting will have right to vote on the accession of any such alternative nominees to the Company's Board of Directors.**

Nominees for Election as Directors



Claude Boivin
Independent director, meets share ownership guidelines
Age 71
Longueuil, Quebec, Canada
Director since 1993
Chair of the Corporate Governance Committee, member of the Audit and Risk Management Committee, and Lead Director
Class A subordinate voting shares: 106,596 (*)
Deferred Stock Units: 6,169 (+)
Stock options: 33,522

Mr. Boivin held a number of senior positions at Hydro-Québec and was *President and Chief Operating Officer* when he retired in 1992. Mr. Boivin is a director of Tembec Inc., Héroux Devtek Inc., Groupe Laperriere et Verreault Inc. and Boralex Power Income Fund Trust.



Jean Brassard
Director related to CGI, meets share ownership guidelines
Age 61
Longueuil, Quebec, Canada
Director since 1978
Class A subordinate voting shares: 237,061 (*)
Class B shares: 1,334,496 (*)
Stock options: 62,000

The Board of Directors has determined that Mr. Brassard is a related director because he is an officer of the Company and holds Class B shares (see the heading *Class A subordinate voting shares and Class B Shares* above). Mr. Brassard joined the Company in 1978 as a *Vice-President*. He is now *Vice-Chairman of the Board* and was, until 2000, *President and Chief Operating Officer* of CGI. He contributed to CGI's growth in Canada, the US and Europe. In addition to non profit organizations, Mr. Brassard is a director of Conseillers en informatique d'affaires CIA Inc., a subsidiary of CGI.



Claude Chamberland
Independent director, meets share ownership guidelines
Age 66
Longueuil, Quebec, Canada
Director since 1998
Member of the Human Resources Committee
Class A subordinate voting shares: 11,396 (*)
Deferred Stock Units: 8,610 (+)
Stock options: 37,012

Mr. Chamberland spent over 37 years with Alcan Inc. covering most management levels and finally retiring as *Executive Vice-President*. His national and international responsibilities were largely related to the management and general management of operating businesses but, at times, included R&D, information technology and construction management. In addition to a number of non-profit organizations, Mr. Chamberland is a director of Hatch Associates Ltd. and La société des technologies de l'aluminium S.T.A.S. Ltée.



Robert Chevrier
Independent director, meets share ownership guidelines
Age 62
Montreal, Quebec, Canada
Director since 2003
Member of the Audit and Risk Management Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 5,695 (+)
Stock options: 25,390

Mr. Chevrier is *President* of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously *Chairman and Chief Executive Officer* of Rexel Canada Inc. (formerly Westburne Inc.). Mr. Chevrier is a director of the following companies: Bank of Montreal, Transcontinental Inc., Cascades Inc., Richelieu Hardware Ltd. and Addenda Capital Inc.



Paule Doré
Director related to CGI, meets share ownership guidelines
Age 54
Montreal, Quebec, Canada
Director since 1995
Class A subordinate voting shares: 485,817 (*)
Stock options: 606,050

The Board of Directors has determined that Mrs. Doré is a related director because she is an executive officer of the Company. Mrs. Doré joined CGI in 1990 as *Vice-President Communications and Human Resources*, and is currently *Executive Vice-President and Chief Corporate Officer and Secretary*. She is responsible for creating value for all stakeholders, managing key functions including human resources and leadership development, corporate governance, quality, and communications, including financial communications. Mrs. Doré is a director of AXA Canada.



Serge Godin
Director related to CGI, meets share ownership guidelines
Age 56
Montreal, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 586,588 (*)
Class B shares: 28,216,507 (*)
Stock options: 1,727,730

The Board of Directors has determined that Mr. Godin is a related director because he is the chief executive officer of the Company and he owns a majority interest in the Company's Class B shares (see the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Godin co-founded CGI in 1976 and became its first President. Mr. Godin is now *Chairman of the Board and Chief Executive Officer*. Since CGI's inception, Mr. Godin has successfully grown the Company to become Canada's largest independent IT services company and the 8th largest in the world, based on headcount. Throughout his career, Serge Godin has remained active in a number of organizations promoting economic development. Mr. Godin does not serve as a director of any companies, other than CGI Group Inc., its subsidiaries or affiliates.



Lawson A. W. Hunter
Director related to CGI, exempt from the share ownership guidelines [(#)]
Age 60
Ottawa, Ontario, Canada
Director since 2005
Member of the Corporate Governance Committee

The Board of Directors has determined that Mr. Hunter is a related director because he sits on the Company's Board of Directors as a nominee of BCE Inc. which holds 32.33% of the Company's issued and outstanding Class A subordinate voting shares (See the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Hunter is *Executive Vice-President and Chief Corporate Officer* of BCE Inc. and Bell Canada. In this role, he oversees regulatory and competitive affairs as well as coordinating overall corporate functions. Mr. Hunter was previously a partner with Stikeman Elliott LLP. Mr. Hunter is a director of Aliant Inc.



André Imbeau
Director related to CGI, meets share ownership guidelines
Age 56
Beloeil, Quebec, Canada
Director since 1976
Class A subordinate voting shares: 244,049 (*)
Class B shares: 4,221,165 (*)
Stock options: 843,725

The Board of Directors has determined that Mr. Imbeau is a related director because he is the *Executive Vice-President and Chief Financial Officer and Treasurer* of the Company and he holds an interest in the Company's Class B shares (see the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Imbeau co-founded CGI in 1976 as *Vice-President Finance*. Mr. Imbeau's financial leadership and strong commitment to teamwork significantly contributed to CGI's track record of maintaining 29 years of consecutive revenue growth. André Imbeau is responsible for creating value for all stakeholders, managing key functions including finance, treasury, mergers and acquisitions, legal and corporate engagement assessment services. Mr. Imbeau is a director of Conseillers en informatique d'affaires CIA Inc., a subsidiary of CGI.



David L. Johnston
Independent director, meets share ownership guidelines
Age 64
St. Clements, Ontario, Canada
Director since 1995
Chair of the Human Resources Committee
Class A subordinate voting shares: 74,120 (*)
Deferred Stock Units: 13,916 (+)
Stock options: 49,015

Mr. Johnston is *President and Vice-Chancellor* of the University of Waterloo following 15 years as *Principal and Vice-Chancellor* of McGill University. He has chaired numerous boards and organizations including the Board of Overseers of Harvard University and the Federal Government's Information Highway Advisory Council. He has authored many books including works on e-business, the information highway and corporate and securities law. Mr. Johnston is a Companion of the Order of Canada. Mr. Johnston is a director of Alcatel and Masco Corporation.



Eileen A. Mercier
Independent director, meets share ownership guidelines
Age 58
Toronto, Ontario, Canada
Director since 1996
Chair of the Audit and Risk Management Committee
Class A subordinate voting shares: 15,774 (*)
Deferred Stock Units: 6,673 (+)
Stock options: 34,324

Mrs. Mercier was previously *Senior Vice-President and Chief Financial Officer* of Abitibi-Price Inc. In addition to non profit organizations, Mrs. Mercier is a director of Hydro One Inc., ING Bank Canada, ING Canada Inc., Shermag Inc., Teekay Shipping Corp. and Winpak Limited.



Michael J. Sabia
Director related to CGI, exempt from the share ownership guidelines (#)
Age 52
Montreal, Quebec, Canada
Director since 2003

The Board of Directors has determined that Mr. Sabia is a related director because he sits on the Company's Board of Directors as a nominee of BCE Inc. which holds 32.33% of the Company's issued and outstanding Class A subordinate voting shares (See the heading *Principal Holders of Class A subordinate voting shares and Class B shares* above). Mr. Sabia is *President and Chief Executive Officer* of BCE Inc., as well as *Chief Executive Officer* of Bell Canada. Mr. Sabia has held such executive positions since April 2002 and May 2002 respectively. Prior to October 1999, Mr. Sabia was *Executive Vice-President and Chief Financial Officer* of Canadian National Railway Company. Mr. Sabia is a director of BCE Inc., Bell Canada, Bell Globemedia Inc., Bell Mobility Holdings Inc., Bell ExpressVu Inc., Clearwire Corporation and Telesat Canada.



C. Wesley M. Scott
Independent director, meets share ownership guidelines
Age 58
Toronto, Ontario, Canada
Director since 2001
Member of the Human Resources Committee
Class A subordinate voting shares: 1,000 (*)
Deferred Stock Units: 9,548 (+)
Stock options: 41,092

Mr. Scott is a retired executive of the BCE Inc. group of companies, having held a number of positions, including *Chief Corporate Officer* of BCE Inc., *Vice-Chairman* of Bell Canada and *Chief Financial Officer* of Nortel Networks Corporation. Although Mr. Scott is a nominee of BCE Inc. under BCE Inc.'s board representation rights contained in the BCE/CGI Agreement (see the heading *Agreements with BCE Inc.* below), the Board of Directors of CGI has determined that Mr. Scott is independent of CGI and its significant shareholders, including BCE Inc. He is a director of Legacy Hotels Real Estate Investment Trust, Sears Canada Inc., Adventis Corporation, Solectron Corporation and Aviva Canada Inc.



Gerald T. Squire
Independent director, meets share ownership guidelines
Age 67
West Vancouver, British Columbia, Canada
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate voting shares: 10,000 (*)
Deferred Stock Units: 7,043 (+)
Stock options: 28,086

Mr. Squire is a principal and director of Lemon Squire Underwriting Services Inc. He previously retired from his position as *President and Chief Executive Officer* of The Co-operators Group in 2002, following 47 years in the insurance sector. Mr. Squire held a number of positions in professional organizations including as Chairman of the Insurance Institute of Canada and as a director of the Insurance Bureau of Canada and the International Cooperative and Mutual Insurance Federation. Mr. Squire is a director of Securican Insurance Company, Insurance Corporation of British Columbia, Sovereign General Insurance Company, Cooperators Development Corporation Ltd. and Hayhurst Elias Dudek Inc.



Robert Tessier
Independent director, meets share ownership guidelines
Age 60
Montreal, Quebec, Canada
Director since 2003
Member of the Corporate Governance Committee
Class A subordinate voting shares: 11,000 (*)
Deferred Stock Units: 7,043 (+)
Stock options: 28,086

Mr. Tessier is *President and Chief Executive Officer* of Gaz Métro Limited Partnership and has held that position since 1997. Previously, he was *President and Chief Executive Officer* of Alstom Canada, a manufacturer of power and railway equipment. Mr. Tessier is a director of AXA Assurances Inc. and Investors Group Corporate Class Inc.

(*)   Number of shares beneficially owned or controlled.
(+)   For more information concerning DSUs, please refer to the heading *Remuneration of Directors* below.
(#)   BCE Inc.'s officers who are BCE Inc.'s nominees on the Company's Board of Directors are exempt from the share ownership guideline for directors. See the heading *Share Ownership Guidelines for Directors* below.

NAMED EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS OF CGI



Michael E. Roach
Age 53
Ajax, Ontario, Canada
Class A subordinate voting shares: 844,359 (*)
Stock options: 1,060,075

Mr. Roach is *President and Chief Operating Officer* of CGI. Mr. Roach is also a member of CGI's management committee. He is responsible for CGI's worldwide operations supporting the Company's growth strategies in CGI's targeted vertical business markets. Mr. Roach joined CGI in July 1998 as *Executive Vice-President and General Manager, telecommunications information systems and services*, after a 25-year career at Bell Canada where he held a number of leadership positions.



Donna S. Morea
Age 50
Virginia, U.S.A
Class A subordinate voting shares: 7,417 (*)
Stock options: 228,876

Ms. Morea is *President, CGI-AMS* and in that capacity she leads the development and evolution of CGI's business in the United States. Prior to its acquisition by CGI on May 3, 2004, Ms. Morea was *Executive Vice-President, Public Sector* of American Management Systems, Incorporated, where she began her career in 1980.



Joseph I. Saliba
Age 48
London, England
Class A subordinate voting shares: 350,037 (*)
Stock options: 271,522

Mr. Saliba is *President Europe and Australia* for CGI. Prior to joining CGI in 2001, he was *President – Outsourcing and Software Solutions* of Sabre Inc. At Sabre Inc., where he spent 10 years, Mr. Saliba held several senior-level positions in the United States, Europe and internationally. In his role at Sabre Inc., Mr. Saliba managed the outsourcing services and consulting practice for major airlines including American Airlines, Lufthansa and Air France.

COMMITTEE REPORTS

REPORT OF THE HUMAN RESOURCES COMMITTEE

CGI's compensation policy is rooted in its fundamental belief that: "A company with an inspiring dream, unparalleled integrity, a caring, human philosophy and solid values is better able to attract and respond to the profound aspirations of remarkably high-calibre, competent people. These people in turn will seek out a select clientele aware of the Company's values, and they will deliver high-quality services at a competitive price, while respecting the Company's profitability objectives." The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief and our six core Company values drive CGI's compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders. With a strong focus on share ownership and profit-sharing, CGI ensures that all members work together to realize a common vision: to be a world-class information technology and business process outsourcing leader.

Our executive compensation policy is also firmly rooted in the principle that there can only be one measure for management's performance. For that reason the same principles and performance measures that are used to determine the compensation of the named executive officers are also applied to all management team members. In the case of CGI's senior executives, there is an even stronger emphasis on closely aligning executives' financial interests with those of all shareholders through incentive compensation.

This report outlines the main features of CGI's executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The committee is responsible for reviewing and making recommendations to the Board of Directors of the Company in relation to the appointment and compensation of senior executives, including the design and entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Chief Executive Officer and other senior executive officers are responsible for meeting. It is similarly responsible for all matters related to the compensation of the Company's independent directors. The committee also reviews and makes recommendations to the Board of Directors in relation to succession plans for senior executive officers, with special emphasis on the Chief Executive Officer's succession as well as concerning specific development plans and career planning for potential successors.

The committee is made up of Messrs. David L. Johnston, Chair of the committee, Claude Chamberland, and C. Wesley M. Scott and met twice in fiscal 2005. Mr. Johnston's role and responsibilities as Chair of the Human Resources Committee are described below in the report of the Corporate Governance Committee under the heading *Role and Responsibilities of the Lead Director and standing Committee Chair*. Mr. Scott joined the committee on February 2, 2005 to fill the vacancy resulting from the departure of Mr. William D. Anderson who did not stand for re-election to the Company's Board of Directors, following Mr. Anderson's retirement as a senior executive officer of BCE Inc.

The Human Resources Committee retains the services of Towers Perrin whose mandate is to:

- Provide the committee with information on market trends and best practices on executive and director compensation.

- Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors and that of the Chief Executive Officer and the other senior executive officers reporting directly to the Chief Executive Officer.

- Conduct market research and provide the committee with recommendations on the appropriate adjustments, if any, required to align the Company's compensation policy with the market as it applies to the directors, the Chief Executive Officer and the other senior executive officers reporting directly to the Chief Executive Officer.

- Review the design of the annual and long-term incentive programs and develop recommendations on the appropriate changes, if any, to reflect best practices and optimize the incentive strength of the programs.

Executive Compensation Policy

CGI's executive compensation policy emphasizes **incentive compensation linked to business success** to ensure that executives' financial interests are closely aligned with those of all shareholders. We measure business success on the basis of profit and growth as well as client and member satisfaction. To determine appropriate compensation levels, CGI executive positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies where the information technology line of business is of strategic importance, and are similar to CGI with regard to size, culture, management style, and focus on high growth.

CGI uses reference groups to determine compensation for executive positions. The reference groups are composed of Canadian and U.S. companies. With more than 35% of revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. The Human Resources Committee reviews the composition of the reference groups annually.

CGI's executive compensation policy is aligned with the **median** compensation offered at companies in the appropriate CGI reference group for performance that **meets** business goals. However, due to the compensation policy's emphasis on incentive compensation, executive compensation can exceed the median for results that surpass business goals, and reflect the top quartile of the appropriate reference group for excellent results.

Executive Compensation Components

CGI's total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company's values, **incentive compensation** and **share ownership** are emphasized to ensure executives have the strongest incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders under normal market conditions. **CGI's executives do not participate in any pension or retirement plans.**

Component	Description	Reference Group	Alignment with Reference Group
Base salary	Competitive annual base salary reviewed every year by the Human Resources Committee, based on each executive's responsibilities, competencies and contribution to the Company's success.	Canadian reference group; alignment with U.S. or European market when appropriate.	Aligned with **median** base salary offered in the reference group, while allowing for compensation above the median to recognize an executive's exceptional and sustained contribution to the Company's success.
Short-term incentive plan	Annual cash bonus based on achievement of business goals in accordance with the CGI *Profit Participation Plan* (details are provided below).	North American reference group.	Aligned with **median** short-term incentive plan offered in the reference group.
Long-term incentive plan	Share option plan based on achievement of business goals (details are provided below).	North American reference group.	Designed to align total compensation at the **median** of the reference group, while allowing for total compensation above the median to recognize an executive's exceptional performance.
Benefits	Group benefits and Share Purchase Plan.	Canadian reference group alignment with U.S. or European market when appropriate.	Aligned with **median** benefits offered in the reference group.
Perquisites	Company car, financial counselling and medical exams.	Canadian reference group alignment with U.S. or European market when appropriate.	Aligned with **median** perquisites offered in the reference group.

Profit Participation Plan: Annual Cash Bonus

CGI executives participate in the CGI *Profit Participation Plan*, a short-term incentive plan that pays an annual cash bonus **based on achievement of business goals**, as approved at the beginning of the year by the Board of Directors on the recommendation of the Human Resources Committee (the "Profit Participation Plan"). The plan is designed to provide executives with an incentive to increase the profitability and growth of the Company, which in turn results in increased value for all shareholders.

The committee makes a recommendation to the Board of Directors in relation to the funding of the overall pool for the payment of bonuses under the Profit Participation Plan based on the Company's achievement of performance objectives.

Individual incentive awards are based on the executive's target bonus and the achievement of objectives. Depending on the executive's position, the target bonus varies between 60% and 80% of base salary. The target bonus is then multiplied by a **performance factor** that is directly linked to the achievement of business goals set out in the Company's annual plan. Bonus targets are reviewed periodically to ensure they remain aligned with the Company's compensation policy and continue to be competitive within CGI's North American reference group.

Performance Factor

The performance factor used to adjust each executive's target bonus is based on two separate measures, profitability and growth, and reflects CGI's commitment to both aspects of the business. Achievement of profitability and growth goals increases the performance factor and results in a higher annual cash bonus, up to a maximum of two times the target bonus for exceptional results in both measures.

The profitability measure is linked to Company profitability based on earnings before amortization of goodwill and income taxes and after the expensing of stock options, and the growth measure is based on revenues for the year. The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

CGI believes that the Profit Participation Plan provides a tangible incentive for executives to ensure both the Company's profitability and long-term growth, while putting a stronger emphasis on profitability as per the Company's strategic plan.

The *Chairman of the Board and Chief Executive Officer* from time to time exercises his discretion to recommend to the Human Resources Committee that incentive compensation otherwise payable in accordance with the Company's policies be varied in order to allocate payouts equitably, without increasing the aggregate amount available for distribution among the Company's management team in accordance with the policy.

Long-Term Incentive Plan: Share Option Plan

CGI executives participate in the *Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates* (the "Share Option Plan"). Like the Profit Participation Plan, the Share Option Plan was designed to ensure that executives' interests are closely aligned with those of all shareholders. The Share Option Plan was first adopted prior to the initial public offering of the Company's Class A subordinate voting shares, and is administered by the Human Resources Committee.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 37,685,474, and the maximum number of options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares issued and outstanding at the time of the grant. As of December 16, 2005, options for an aggregate of 34,421,843 Class A subordinate voting shares have been issued and are issuable pursuant to the Share Option Plan representing 8.67% of the currently issued and outstanding Class A subordinate voting shares.

The Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange or other regulatory authorities; provided that any such amendment, suspension or termination may not, without the consent of the individuals to whom options have been granted, adversely affect the rights of such individuals. Options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Human Resources Committee may grant to executives (and other eligible participants) options to purchase Class A subordinate voting shares. The exercise price of the options granted is determined by the Human Resources Committee and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock

Exchange on the trading day immediately preceding the day on which the option is granted. The Human Resources Committee also determines the applicable exercise period and vesting rules.

Employees, officers, directors and consultants may receive options under the Share Option Plan. The consultants who may receive options under the Share Option Plan are limited to the members of CGI's *International Advisory Council*, an advisory body of influential business executives who meet periodically with the Company's senior management team to discuss and provide advice on strategic issues related to CGI's penetration of key selected international geographies. There are currently four members on the *International Advisory Council.*

Options that have been granted under the Share Option Plan cease to be exercisable when the period of time during which options may be exercised expires, which cannot exceed ten years from the date of the grant. Upon resignation, termination or death, options that have not vested are forfeited, and vested options must be exercised during a period that is 90 days in the case of resignation or termination or 180 days if the option holder dies. The committee has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any option is 10 years from the time it is granted. See the heading *Separation Policy for Named Executive Officers* below for a description of option holders' rights upon resignation, termination or death.

IMRglobal Corp. Share Option Plans

Following the acquisition of IMRglobal Corp. ("IMR") in July 2001, CGI continued the stock option plans of IMR. The plans in question are the *Directors' Stock Option Plan* (the "IMR Directors' Plan"), the *First Amended and Restated Stock Incentive Plan* (the "IMR Incentive Plan") and the *1999 Employee Stock Incentive Plan* (the "IMR 1999 Incentive Plan") (referred to together as the "IMR Option Plans"). As a result of the acquisition of IMR, all outstanding options to purchase shares of IMR became options to acquire Class A subordinate voting shares of the Company. Although each IMR option issued prior to the IMR acquisition remains subject to the terms of the IMR Option Plan under which it was issued, no new options have been or will be granted under the IMR Option Plans.

The IMR Directors' Plan was available to non-employee directors of IMR or of any of its subsidiaries. Options subject to the terms of the IMR Directors' Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Such options were exercisable until December 31, 2001. However, a contractual arrangement extended the exercise period for two option holders. In the case of Mr. Philip Shipperlee, the option exercise period was extended until October 26, 2004, and in the case of Mr. Vincent Addonisio, the option exercise period was extended until May 3, 2005. As of December 16, 2005, there were no Class A subordinate voting shares remaining authorized for issuance under the IMR Directors' Plan.

The IMR Incentive Plan was available to employees of IMR or any one of its subsidiaries as well as to non employee directors of IMR, consultants or other persons who rendered valuable services to IMR or any one of its subsidiaries. Options subject to the IMR Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 16, 2005, 3,512,379 Class A subordinate voting shares remained authorized for issuance under the IMR Incentive Plan.

The IMR 1999 Incentive Plan was available to employees of IMR or any of its subsidiaries. Executive officers and directors of IMR were not permitted to participate in the plan. Options subject to the terms of the IMR 1999 Incentive Plan were granted at an exercise price equal to the fair market value of the underlying shares on the date of grant. The fair market value was defined as being the closing price of IMR stock on the Nasdaq National Market on the business day preceding the date of grant. Options issued under the IMR 1999 Incentive Plan may generally be exercised within a period not exceeding 10 years, except in the event of retirement, termination or death. As of December 16, 2005, 2,865,363 Class A subordinate voting shares remained authorized for issuance under the IMR 1999 Incentive Plan.

In addition to the foregoing, options granted under the IMR Incentive Plan and the IMR 1999 Incentive Plan vested and became fully exercisable if the option holder's employment was terminated without cause within 12 months after the acquisition of IMR by CGI.

The Named Executive Officers do not hold any options under the terms of the IMR Option Plans.

Equity Compensation Plan Information as of September 30, 2005

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Class A subordinate voting shares remaining available for future issuance[1] under equity compensation plans (excluding shares issuable under outstanding options)
Equity compensation plans approved by securityholders	Nil	Nil	Nil
Equity compensation plans not approved by securityholders	26,538,654	$8.79	9,795,646
Total	26,538,654	$8.79	9,795,646

(1) Future issuances are limited to those that are permitted under the CGI Share Option Plan. No further options will be issued under the IMR Option Plans.

Stock Options Granted in Fiscal 2005

940,000 stock options were granted to the five Named Executive Officers (as defined below) during fiscal 2005. All these options were granted for a term of 10 years. The details of these grants are shown in the table *Options granted during the last fiscal year* which appears below.

Vesting of options granted for the year ended September 30, 2005

Starting in fiscal 2004, vesting under the CGI Share Option Plan, i.e., the right to exercise the granted options, depends solely on achievement of profitability and growth goals and the overall performance of the Company's stock. The stock performance measure uses the ratio of market capitalization over revenues in comparison with a reference group comprised of a number of CGI's direct competitors.

CGI believes that the restrictive vesting rules strongly demonstrate CGI's commitment to creating value for all shareholders and making executives accountable for the Company's success.

The Human Resources Committee can waive minimum profitability requirements when exceptional strategic achievements that could increase the long-term value of the Company are realized during the year.

For the fiscal year ended September 30, 2005, based on the performance of CGI and that of the individual business units for which certain of the named executive officers have direct responsibility, the following percentages of the options granted to the named executive officers in fiscal 2005 have vested, and the remainder of the options have been forfeited:

Named Executive Officer	Percentage of 2005 Options Vested
Serge Godin	71%
André Imbeau	71%
Michael E. Roach	71%
Donna S. Morea	59%
Joseph I. Saliba	84%

Compensation of the Chairman of the Board and Chief Executive Officer

Mr. Serge Godin's compensation is determined according to the same executive compensation policy that applies to all executives. As described above, this compensation policy emphasizes **incentive compensation linked to business success** to promote the creation of shareholder value.

Historically, and at his request, Mr. Godin's salary increases have been modest despite the Committee's recommendations for larger adjustments. Therefore, Mr. Godin's current base salary of $754,000 is below the median base salary offered in the Canadian reference group.

Based on the Profit Participation Plan criteria, Mr. Godin earned a cash bonus of $410,000 in fiscal 2005. This bonus reflects the performance of CGI with regard to profitability and growth goals. See the heading *Profit Participation Plan: Annual Cash Bonus* above.

Mr. Godin received 390,000 options under the Share Option Plan, as described in the table below under the heading *Options granted during the last fiscal year*. Vesting of these options is dependent solely on the **achievement of growth and profitability goals and overall Company performance**.

Based on CGI's performance for the fiscal year ended September 30, 2005 71% of the options granted in fiscal 2005 have vested, and the remainder have been forfeited.

Separation Policy for Named Executive Officers

The Company adopted a separation policy for its Named Executive Officers to ensure that they receive appropriate and equitable treatment should their employment be terminated by the Company. The separation policy provides for compensatory payments to the named executive officers in case of termination without cause by the Company or their resignation following significant reductions in their responsibilities and/or compensation.

Severance Payment and Benefits

The separation policy provides for a severance payment equal to two times the sum of the base salary and cash bonus under the Profit Participation Plan (the bonus amount is defined as the average bonus paid in the last three years before termination, to a maximum of the target bonus for the current year). Medical, dental and life insurance benefits continue for a period of 24 months following the termination date. However, disability benefits end on the termination date. Eligibility for other fringe benefit plans and specific benefits is subject to the detailed provisions of the separation policy.

Cash Bonus

The cash bonus earned by a Named Executive Officer for the year under the Profit Participation Plan is payable following the termination and is pro-rated in proportion to the length of time during the fiscal year that the Named Executive Officer remained in the Company's employment. The pro-rated bonus is payable after the end of the fiscal year in question.

Share Options

Share options that are not vested on the termination date are forfeited, unless otherwise decided by the Human Resources Committee. Vested share options that have not been exercised on the termination date must be exercised within 90 days of the termination date unless otherwise decided by the Human Resources Committee, but cannot, in any event, be exercised beyond the normal 10-year exercise period.

Outplacement Services

The Company will pay outplacement services fees for re-employment assistance, up to a maximum of 10% of the senior officer's base salary.

Compensation of Named Executive Officers

The summary compensation table that follows shows detailed information on total compensation for the *Chairman of the Board and Chief Executive Officer*, the *Executive Vice-President and Chief Financial Officer and Treasurer* and the three other most highly paid executive officers (referred to together as the "Named Executive Officers") for services rendered during the fiscal years ended September 30, 2005, 2004 and 2003.

Summary Compensation Table

Name and Principal Position as at September 30, 2005		Annual Compensation			Long-Term Compensation		All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Number of Securities Under Options Granted [e]	Long-Term Incentive Plans Payouts ($)	($)
Serge Godin	2005	719,346	410,000	—[b]	390,000	–	25,177[a]
Chairman of the	2004	676,300	350,000	—[b]	277,000	–	23,520[a]
Board and Chief	2003	647,803	447,378	—[b]	170,000	–	22,413[a]
Executive Officer							
André Imbeau	2005	517,269	223,000	—[b]	175,000	–	18,104[a]
Executive Vice-	2004	458,207	220,000	—[b]	120,000	–	15,933[a]
President and Chief	2003	439,654	242,272	—[b]	90,000		15,360[a]
Financial Officer							
Michael E. Roach	2005	589,615	276,000	—[b]	225,000	–	20,636[a]
President and Chief	2004	510,404	262,525	—[b]	150,000	–	17,662[a]
Operating Officer	2003	474,423	261,544	—[b]	170,000	–	16,524[a]
Donna S. Morea[f]	2005	598,269[d]	100,000[d]	—[b]	75,000	–	19,593[a][d]
President CGI-AMS	2004[f]	201,923[d]	—[d][f]	—[b][f]	135,000[f]	—[f]	—[a][d][f]
	2003[f]	—[f]	—[f]	—[f]	—[f]	—[f]	—[f]
Joseph I. Saliba	2005	427,303[d]	149,234[d]	334,719[c][d]	75,000	–	14,743[a][d]
President Europe	2004	400,000[d]	140,000[d]	183,239[c][d]	70,000	–	14,000[a][d]
and Australia	2003	400,000[d]	123,600[d]	205,595[c][d]	50,000		13,462[a][d]

(a) This amount represents the Company's contribution in the name of the executive toward the Stock Purchase Plan that is a benefit available to all of the Company's employees. Officers may contribute up to 3.5% of their base salary, which is fully matched by the Company. Contributions are used to purchase CGI Class A subordinate voting shares.

(b) As the value of perquisites and other personal benefits is less than $50,000 and 10% of the aggregate salary and bonus for the particular fiscal year, its disclosure is not required under current disclosure rules.

(c) This amount includes US$310,411, US$153,027 and US$153,027 for 2005, 2004 and 2003, respectively, representing the amount of additional subsistence expenses.

(d) These amounts are in US dollars.
(e) The number of options excludes options covered by grants with an effective date in the subsequent fiscal year.
(f) Amounts earned by Donna S. Morea from employment with American Management Systems, Incorporated prior to its acquisition by CGI on May 3, 2004 are excluded.

Stock Options

Options granted during the last fiscal year

The following table shows the options granted during fiscal 2005 to the Named Executive Officers.

Name	Securities under options granted[(a)(b)] (#)	% of Total options granted to employees during the fiscal year	Exercise price ($/share)	Market value of securities underlying options at the date of grant ($/share)	Expiration date
Serge Godin	390,000	7.79%	$8.50	$8.50	October 1, 2014
André Imbeau	175,000	3.49%	$8.50	$8.50	October 1, 2014
Michael Roach	225,000	4.49%	$8.50	$8.50	October 1, 2014
Donna S. Morea	75,000	1.50%	$8.50	$8.50	October 1, 2014
Joseph I. Saliba	75,000	1.50%	$8.50	$8.50	October 1, 2014

(a) The number of options excludes options covered by grants with an effective date in the subsequent fiscal year.
(b) The vesting rules for these options is described above under the heading *Vesting of options granted for the year ended September 30, 2005.*

Options exercised during the last fiscal year and financial year-end option values

The following table shows the number of shares covered by the options granted to Named Executive Officers exercised during the fiscal year ended on September 30, 2005, if any, and the aggregate value realized at the time of exercise.

The table also shows the total number of shares covered by unexercised options, if any, held as of September 30, 2005, and the value of unexercised in-the-money options at year-end.

Name	Number of Securities acquired on exercise	Aggregate value realized ($)	Unexercised options at year-end[(a)] (#) Exercisable	Non-exercisable	Value of unexercised in-the-money options at year-end [(a)(b)] ($) Exercisable	Non-exercisable
Serge Godin	-	-	1,189,425	38,305	$581,251	$26,379
André Imbeau	-	-	600,624	18,101	$307,015	$13,965
Michael Roach	-	-	744,462	15,613	$519,635	$13,965
Donna S. Morea	-	-	194,438	-	$75,000	-
Joseph I. Saliba	8,333	14,916	267,500	27,355	$48,300	$40,834

(a) Number of securities takes into account 2 for 1 stock splits effective May 21, 1998 and January 7, 2000.
(b) Based on $8.50, the closing price on the Toronto Stock Exchange of Class A subordinate voting shares as of September 30, 2005.

Compensation of Directors

Board and Standing Committee Fees

Messrs. Serge Godin, André Imbeau and Jean Brassard and Mrs. Paule Doré, all of whom are executives of the Company, are not compensated for their roles as directors of the Company. Messrs. Michael J. Sabia and Lawson A.W. Hunter, who are employees of BCE Inc. who sit on the Company's Board of Directors as nominees of BCE Inc., waive all compensation, including DSUs and stock options, in respect of their service as directors in accordance with the policies of BCE Inc. The Company paid to BCE Inc. the cash compensation that Messrs. Hunter and Sabia would otherwise have earned in their roles as directors of CGI.

For the year ended September 30, 2005, all other members of the Board of Directors received an annual retainer fee of $25,000. An additional compensation of $2,000 per year was paid to members of a standing committee of the Board of Directors with a further additional amount of $5,000 for the Chair of each standing committee. Attendance fees of $1,500 per Board meeting and $2,500 per standing committee meeting were also paid to the directors.

On September 20, 2005, the Human Resources Committee reviewed the compensation policy for directors. Based on the same reference group used to determine the compensation of the Company's senior executive officers, the Human Resources Committee determined that there was no requirement to adjust the compensation of directors which therefore remains unchanged. The Board of Directors approved the recommendation of the Human Resources Committee with the result that compensation remains as follows for the current fiscal year ending September 30, 2006:

Component	Amount
Board retainer	$25,000
Committee annual retainer	
Members including Committee Chairs (all Committees)	$2,000
Additional fee for Committee Chairs (all Committees)	$5,000
Per-meeting fees	
Board	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500

For the year ended September 30, 2005, a total cash compensation of $332,092 was paid to the directors.

Stock Options and DSUs Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 2,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 options. Options are granted to directors under the CGI Share Option Plan.

Members of the Board of Directors may choose to receive part or all of their retainer fees in DSUs. The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI's Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director's DSU account is determined based on the market price of CGI's Class A subordinate voting shares.

The value of DSUs is payable only upon the member's departure from the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the average closing price of CGI's Class A subordinate voting shares during the 30 business days immediately preceding the member's departure date. The amount is paid in cash, subject to applicable withholding taxes.

For each DSU purchased with retainer fees, the director receives two stock options under the Share Option Plan. Each option is issued with a 10-year exercise period. The exercise price is equal to the closing price of CGI's Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The members of the Board of Directors have 30 days following their election or reelection as directors to notify the Company's Secretary of the portion of the retainer they wish to receive in DSUs for the ensuing year.

The options granted at the time of a Director's election or appointment as well as those granted upon the crediting of DSUs vest immediately at the time of the grant.

The vesting of the 4,000 options granted to the members of the Board of Directors during the year ended September 30, 2005 under the Share Option Plan depended solely on achievement of the overall performance of the Company's stock. The stock performance measure uses the ratio of market capitalization over revenues in comparison with a reference group comprised of a number of CGI's direct competitors. Based on CGI's performance for the fiscal year ended September 30, 2005, 100% of the options granted in fiscal 2005 have vested.

Indebtedness of Directors and Named Executive Officers

As of December 16, 2005, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

CGI Management Stock Incentive Plan

Certain members of CGI's management participated in the past in CGI's *Management Stock Incentive Plan* (the "Incentive Plan"). The purpose of the Incentive Plan was to provide key managers with an opportunity to share in the creation of long-term value and to promote shareholding among members of management. Incentive Plan participants had the opportunity to purchase a specific number of CGI Class A subordinate voting shares on the market at the beginning of the Company's three-year planning cycle. The purchase was financed through a loan contracted by the participant with a financial institution for which the purchased shares serve as collateral. The only support that the Company provides in relation to the loan is to pay the interest on the loan, which in the aggregate for all Incentive Plan participants for the year ended September 30, 2005 was $300,793.

Each Incentive Plan participant was eligible to receive a performance bonus based on the Company's achievement of the objectives set forth in the Company's related three-year plan as approved by the Human Resources Committee. The target bonus under the Incentive Plan was equal to the amount of the loan. No bonuses were paid under the Incentive Plan for the three-year planning cycle ended September 30, 2002 because the Company did not attain the objectives that had been set. The Company intends to manage the retirement of the Incentive Plan in a way that balances the interests of the participants with that of the Company and all its shareholders. The Incentive Plan was not currently in effect for the Company's three-year planning cycle ending September 30, 2005, nor is it in effect for the year ending September 30, 2006.

The table below shows the aggregate indebtedness of all Incentive Plan participants.

Aggregate Indebtedness of Incentive Plan Participants as of November 30, 2005[1]		
Purpose	To the Company and its Subsidiaries	To Another Entity[2]
Purchase of shares under the Incentive Plan	Nil	$5,439,278
Other	Nil	Nil

(1) Incentive Plan totals 70 participants.
(2) Owed by Incentive Plan participants to a Canadian chartered bank. The aggregate cost to the Company for the year ended September 30, 2005 was $300,793.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI's Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes, for the past five financial years of the Company.



Share Performance Graph

	Sept 2000	Sept 2001	Sept 2002	Sept 2003	Sept 2004	Sept 2005
CGI	100.00	77.35	51.71	66.75	72.65	72.65
S&P/TSX	100.00	66.88	61.48	75.28	89.48	115.73
NASDAQ	100.00	40.81	31.91	48.65	51.99	58.58

Value of $100 invested on September 30, 2000

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to Board and standing committee composition. The Corporate Governance Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

The committee is composed of Messrs. Claude Boivin, Chairman of the committee and independent Lead Director, Lawson A. W. Hunter, Gerald T. Squire and Robert Tessier. The committee met three times during fiscal 2005.

Mr. Boivin's role and responsibilities as Chair of the Corporate Governance Committee are described under the heading *Role and Responsibilities of the Lead Director and Standing Committee Chairs* below.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI's corporate governance practices.

CGI's Corporate Governance practices conform to those followed by U.S. domestic companies under the *New York Stock Exchange* listing standards with the following exception. Mr. Lawson A.W. Hunter, a member of the Corporate Governance Committee, is related to BCE Inc., and as such is the only member of the committee who is not an independent director within the meaning of the *New York Stock Exchange* director independence rules and the applicable definition of independence under Multilateral Instrument 52-110 adopted by the *Canadian Securities Administrators.* Mr. Hunter sits on the committee as a representative of BCE Inc. pursuant to BCE Inc.'s representation rights. See the heading *Agreements with BCE Inc.* below for a full description of BCE Inc.'s representation and other rights.

CGI's Shareholders

CGI's shareholders are the first and most important element in the Company's governance structures and processes. At each annual general meeting, the Company's shareholders elect the members of the Company's Board of Directors and give them a mandate to manage and oversee the management of the Company's affairs for the coming year. Shareholders have the option of withholding their votes from individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company's senior management and, at the appropriate time, are submitted to CGI's Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI's shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI's corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin, André Imbeau and Jean Brassard, respectively CGI's *Chairman of the Board and Chief Executive Officer*, *Executive Vice-President and Chief Financial Officer and Treasurer* and *Vice-Chairman*, are members of the Board of Directors of CGI and, as of December 16, 2005, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 38.49%, 5.78% and 1.85% of the votes attached to all of CGI's outstanding voting shares.

Mandate, Structure and Composition of the CGI Board of Directors

The Corporate Governance Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

The following table summarizes the structure, responsibilities and membership of each of the Company's standing committees. Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee's duties and responsibilities. The Board of Directors and standing committee charters are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's *2005 Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the *2005 Annual Information Form* will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the *Fundamental Texts* as follows:

COMMITTEE	MEMBERSHIP
Audit and Risk Management Committee Composed entirely of independent directors elected by CGI's shareholders, the Audit and Risk Management Committee is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement, review with the auditors the scope of the audit review; review with the auditors and management the effectiveness of the Company's accounting policies and practices, the Company's internal control procedures, programs and policies and the adequacy and effectiveness of the Company's internal controls over the accounting and financial reporting systems within the Company; review related party transactions; and review and recommend to the Board of Directors the approval of the Company's interim and audited annual financial statements and all public disclosure documents containing audited or unaudited financial information.	Eileen A. Mercier (Chair) Claude Boivin Robert Chevrier
Corporate Governance Committee Composed of a majority of independent directors elected by CGI's shareholders, the Corporate Governance Committee is responsible for developing the Company's approach to Board governance issues and the Company's response to corporate governance requirements and guidelines; reviewing the composition of the Board of Directors, its standing committees and members and recommending Board nominees; carrying out the annual Board of Directors self-assessment process; overseeing the orientation program for new directors; and helping to maintain an effective working relationship between the Board of Directors and management.	Claude Boivin (Chair) Lawson A.W. Hunter Gerald T. Squire Robert Tessier
Human Resources Committee Composed entirely of independent directors elected by CGI's shareholders, the Human Resources Committee is responsible for reviewing and making recommendations to the Board of Directors for the appointment of senior executives of the Company and for determining terms of employment of senior executives. It also performs functions such as reviewing and making recommendations to the Board in relation to succession planning and the compensation of directors and senior executive officers, as well as such other matters that the committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors of the Company from time to time.	David L. Johnston (Chair) Claude Chamberland C. Wesley M. Scott

Role and Responsibilities of the CEO

Elected by the shareholders, the Board of Directors has delegated to senior management the responsibility for day-to-day management of the business of the Company in accordance with the Company's *Operations Management Framework* which has been adopted by the Board of Directors. The *Operations Management Framework* sets out the overall authority of the Company's management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company's business.

In addition, the *Chairman of the Board and Chief Executive Officer* (the "CEO") jointly with the management team develop the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board in relation to the vesting of stock options and the payment of bonuses under the Company's *Profit Participation Plan*.

Taken together, the *Operations Management Framework* and the corporate objectives approved by the Board annually define the scope of management's authority and responsibilities, including those of the CEO, in relation to the Company's day to day operations and the attainment of its objectives. The CEO reports to the Board of Directors at each regularly scheduled Board meeting and his performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company's management, is in full control of the Company's affairs, alert to its obligations to the shareholders and that it is in a position to evaluate management's performance objectively.

In fulfilling his responsibilities the Lead Director provides input to the CEO in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, chairs the Corporate Governance Committee and leads the annual self evaluation process for the Board of Directors.

In conjunction with the CEO, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the CEO and acts as a sounding board with respect to strategies, accountability, relationships and other issues.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above).

The chair of each committee is responsible for leading the committee's work and, in that capacity, ensuring that the committee's structure and mandate is appropriate and adequate to support the discharge of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee's meetings and works with the Corporate Secretary and with the CEO and with the Company's concerned executive officers in setting both the calendar of the committee's meetings and the agendas for each meeting and has as well the authority to convene special meetings of the committee as the committee chair sees fit. The committee chair acts as liaison with the Company's management in relation to the committee's work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee's deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Independence

CGI's corporate governance practices require that a majority of the members of CGI's Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators' governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The combination of the office of chairman of the board and the office of chief executive officer of the Company does not impair the ability of the Board of Directors to act independently. The Lead Director holds regular meetings of the independent directors without related directors present. The Lead director held two such meetings during the year ended September 30, 2005.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with either of CGI's significant shareholders, Mr. Serge Godin, *Chairman of the Board and Chief Executive Officer* of CGI, and BCE Inc., that could, or could reasonably be perceived to, materially interfere with the directors' ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced because their charters provide that they may engage outside advisors as needed. In addition, individual directors may also engage outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Expertise and financial and operational literacy

CGI's corporate governance practices require that all independent members of CGI's Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI's Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors' experience and subject matter expertise is examined by the Corporate Governance Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading *Participation in the annual self-assessment process* below). Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI's Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board's objective in relation to its composition is to ensure that it has expert representation for each of the Company's targeted vertical markets.

The members of the Board who serve on the Company's Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that

can reasonably be expected to be raised by CGI's financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Corporate Governance Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that two of the members of the committee, the committee Chair, Mrs. Eileen A. Mercier, and Mr. Robert Chevrier, have financial expertise as required by the NYSE corporate governance rules, and the rules adopted by the SEC in accordance with the *Sarbanes Oxley Act of 2002*. Mrs. Mercier acquired her expertise during the course of her career including in her capacity as *Senior Vice-President and Chief Financial Officer* of Abitibi-Price Inc. from 1990 to 1995. Mr. Chevrier is a chartered accountant and was formerly CEO of Rexel Canada Inc. (formerly Westburne Inc.) and in that capacity supervised its principal financial officer.

Attendance at Board and Standing Committee Meetings

The committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI's Board of Directors for fiscal 2005, including special meetings, was 96% for the Board of Directors, 95% for the Audit and Risk Management Committee and 100% for each of the Human Resources Committee and Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2005					
Director	**Board Meetings Attended**		**Committee Meetings Attended**		
	6 regular, 2 special meetings		**Audit** 5 regular, 2 special meetings **Governance** 3 regular meetings **Human Resources** 2 regular meetings		
Claude Boivin	8 of 8	100%	Audit Governance (Chair)	7 of 7 3 of 3	100% 100%
Jean Brassard	8 of 8	100%			
Claude Chamberland	8 of 8	100%	Human Resources	2 of 2	100%
Robert Chevrier	7 of 8	88%	Audit	6 of 7	86%
Paule Doré	8 of 8	100%			
Serge Godin (Chair)	8 of 8	100%			
Lawson A.W. Hunter[1]	5 of 5	100%	Human Resources	2 of 2	100%
André Imbeau	8 of 8	100%			
David L. Johnston	8 of 8	100%	Human Resources (Chair)	2 of 2	100%
Eileen A. Mercier	7 of 8	88%	Audit (Chair)	7 of 7	100%
Michael J. Sabia	5 of 8	63%			
C. Wesley M. Scott	8 of 8	100%	Human Resources	2 of 2	100%
Gerald T. Squire	8 of 8	100%	Governance	3 of 3	100%
Robert Tessier	8 of 8	100%	Governance	3 of 3	100%
William D. Anderson[2]	3 of 3	100%	Governance Human Resources	1 of 1 1 of 1	100% 100%

(1) Mr. Hunter was elected a director on February 2, 2005.
(2) Mr. Anderson retired from the Board of Directors on February 2, 2005.

Share Ownership Guidelines for Directors

A share ownership guideline was adopted for directors on June 15, 2004. CGI's directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three (3) years of their election or appointment to the Board of Directors and ii) three (3) years from the adoption of the guideline, being June 15, 2004. Based on the market price for the Company's shares on December 15, 2005, and the retainer fees for directors in effect on October 1, 2005, the requirement is equivalent to directors holding more than three times their annual Board retainer in Class A subordinate voting shares. With the exception of the directors who are officers and representatives of BCE Inc., all directors' holdings respect the guideline.

The Board has endorsed the recommendation of the Corporate Governance Committee to exempt from the share ownership guideline the directors who are not considered to be independent and who sit on the Company's Board of Directors as nominees of BCE Inc. pursuant to the BCE/CGI Agreement relating to BCE Inc.'s representation rights and certain other matters (see the heading *Agreements with BCE Inc.* below). The exemption recognizes that the share ownership requirement is not necessary to align their interests since they sit on the Board as representatives of a significant shareholder.

The share ownership on the part of the Company's independent directors and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Independent Directors' Share Ownership[1]							
Director	Year	Number of Class A shares	Number of DSUs	Total Number of shares and DSUs	Total "at risk" value of shares and DSUs[2]	Shares or DSUs to be acquired to meet minimum ownership level[2]	Date by which minimum ownership level must be met
Claude Boivin	2004	106,596	5,948	112,544	$903,728	n.a.	Meets ownership level
	2005	106,596	6,169	112,765	$964,141		
	Change	0	+221	+221	+$60,413		
Claude Chamberland	2004	11,396	6,824	18,220	$146,307	n.a.	Meets ownership level
	2005	11,396	8,610	20,006	$171,051		
	Change	0	+1,736	+1,736	+$24,744		
Robert Chevrier	2004	10,000	3,470	13,470	$108,164	n.a.	Meets ownership level
	2005	10,000	5,695	15,695	$134,192		
	Change	0	+2,225	+2,225	+$26,028		
David L. Johnston	2004	74,120	9,682	83,802	$672,930	n.a.	Meets ownership level
	2005	74,120	13,916	88,036	$752,708		
	Change	0	+4,234	+4,234	+$79,778		
Eileen A. Mercier	2004	15,774	4,556	20,330	$163,250	n.a.	Meets ownership level
	2005	15,774	6,673	22,447	$191,922		
	Change	0	+2,117	+2,117	+$28,672		
C. Wesley M. Scott	2004	1,000	6,064	7,064	$56,724	n.a.	Meets ownership level
	2005	1,000	9,548	10,548	$90,185		
	Change	0	+3,434	+3,434	+$33,461		
Gerald T. Squire	2004	10,000	3,470	13,470	$108,164	n.a.	Meets ownership level
	2005	10,000	7,043	17,043	$145,718		
	Change	0	+3,573	+3,573	+$37,554		
Robert Tessier	2004	11,000	3,470	14,470	$116,194	n.a.	Meets ownership level
	2005	11,000	7,043	18,043	$154,268		
	Change	0	+3,573	+3,573	+$38,074		

(1) 2005 information is provided as of December 16, 2005 and 2004 information is provided as of December 9, 2004. the minimum ownership level for directors is 10,000 shares and/or DSUs.
(2) Based on the closing prices of the Company's shares on the Toronto Stock Exchange on December 9, 2004 and December 15, 2005 respectively.

Availability and Workload

The Board of Directors has endorsed the Corporate Governance Committee's recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mrs. Eileen A. Mercier serves on the audit committees of six other companies, Mr. Claude Boivin serves on two other audit committees and Mr. Robert Chevrier serves on four other audit committees. The Board of Directors and the Corporate Governance Committee have determined that the service of the members of the Audit and Risk Management Committee on those other committees does not impair their capacity to serve the Company's Audit and Risk Management Committee effectively.

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI's *Code of Ethics and Business Conduct* in the same way as officers and employees, and all the directors have done so. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Corporate Governance Committee's recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the orientation and education program

Each new director participates in a formal orientation and education program. The program consists of a detailed presentation of the Company's current three year strategic plan, coupled with a series of meetings between the new director and i) the *Chairman of the Board and Chief Executive Officer*, ii) the Lead Director, iii) the chair of each standing committee to which the director will be assigned, and iv) the key senior executive officers of the Company. Depending on the director's experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI *Director Reference and Orientation Binder*, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company, its operations, financial condition, management structure, policies and public disclosure record, the work programs and minutes of past meetings of the Board of Directors and of its standing committees, biographies of CGI's key senior officers, and materials related to the director's duties and responsibilities, including a synopsis of the Company's insurance coverage for directors and officers liability and CGI's *Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders* (see the heading *Guidelines on Disclosure of Information* below) and the Company's process for reporting transactions in its shares carried out by its insiders.

In addition to the formal orientation program, presentations on a variety of topics are provided to the Board of Directors by management on a regular basis and directors receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI's expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI's Board.

Participation in the annual self-assessment process

The Corporate Governance Committee, chaired by the Lead Director, conducts an annual self-assessment of the effectiveness of the Board as a whole, of the standing committees of the Board, and of the contribution of individual directors. It is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors' contribution. Once the responses are received by the Lead Director, he compiles and analyses the results. He then discusses the self assessments with each director individually. Following the one-on-one discussions with directors, the Lead Director then reviews the overall results of the self-assessment process with the Chairs of the standing committees and with the *Chairman of the Board and Chief Executive Officer*. The Corporate Governance Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Corporate Governance Committee annually with the objective of increasing the Board's effectiveness in carrying out its responsibilities. The Board takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Corporate Governance Committee's recommendation not to adopt a formal retirement age or term limits for directors. Individual directors' contributions to the Board of Directors are carefully evaluated annually by the Corporate Governance Committee when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self assessment process. The Corporate Governance Committee and the Board of Directors are of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI's rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company's business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI's strategic planning so that the directors are able to contribute in a meaningful way to the planning process and to bring their influence to bear well before the final business plan has taken shape.

For example, the Board of Directors met to review and discuss the current strategic plan in early February 2005. The final plan was subsequently approved by the Board in September 2005 and the directors received additional information and had the opportunity to contribute to the planning process during the intervening Board meetings. In addition to the formal planning process, every Board meeting agenda features a standing item entitled *Directors' Round Table* that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company's strategic direction.

Guidelines on Disclosure of Information

CGI's *Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders* adopted by CGI's Board of Directors (the "Guidelines") set out the essential principles underlying the Company's disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices. The Guidelines are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's *2005 Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the *2005 Annual Information Form* will be provided promptly to shareholders upon request.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company's major communications to its shareholders and the investing public. The Board of Directors believes that it is management's role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004 the Company adopted the *CGI Shareholder Partnership Management Framework* ("SPMF"). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company's operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders annually as a means of measuring shareholder satisfaction.   The survey is designed to provide insights so that the Company can improve its investor relations program. In 2005, CGI's shareholder satisfaction assessment program returned an overall score of eight out of ten. Following the annual assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company's shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above) provides that directors' duties include the oversight of the integrity of the Company's internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The committee reports to the Board of Directors in that regard.

Directors' Compensation

The Human Resources Committee reviews directors' compensation periodically. In determining directors' remuneration, the committee considers the directors' time commitment, directors' compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with roles of the Board and of the standing committees. See the heading *Remuneration of Directors* in the report of the Human Resources Committee above.

Codes of Ethics and Business Conduct

CGI's *Code of Ethics and Business Conduct* and its *Executive Code of Conduct* are contained in CGI's *Fundamental Texts* which may be found as Appendix A to CGI's 2005 *Annual Information Form* which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the 2005 *Annual Information Form* will be provided promptly to shareholders upon request.

All of CGI's members, officers and directors are subject to CGI's *Code of Ethics and Business Conduct* that must be reviewed and acknowledged by each member, officer and director on an annual basis.

The Board of Directors monitors compliance with the *Code of Ethics and Business Conduct* and under the Board of Directors charter is responsible for any waivers of the codes' provisions granted to directors or officers. No such waivers have been granted to date.

In addition to CGI's *Code of Ethics and Business Conduct*, CGI's principal executive and financial officers, including the *Chairman of the Board and Chief Executive Officer*, the *Executive Vice-President and Chief Financial Officer and Treasurer*, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI's *Executive Code of Conduct* which they are required to review and acknowledge on an annual basis.

The Company has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the *Code of Ethics and Business Conduct* or of the *Executive Code of Conduct*. In addition, members who wish to submit a complaint anonymously may do so by sending the complaint to the attention of the Chair of the Audit and Risk Management Committee in care of the Corporate Secretary. In addition, a third party ethics reporting hotline and secure web site is being implemented, which will assure that members who wish to preserve their anonymity will be able to do so with confidence.

Relationship with Shareholders

In accordance with the recommendation of the Human Resources Committee, the vesting of stock options is linked to the Company's performance in relation to the objectives of profit growth and stock performance set by the Board of Directors on the recommendation of the Human Resources Committee. CGI now provides for the vesting of stock options entirely dependent on the achievement of our objectives, with forfeiture of options that do not vest. See the heading *Vesting of options granted for the year ended September 30, 2005* above.

CGI implemented the SPMF which forms part of the Company's ISO certification. See the heading *Guidelines on Disclosure of Information* above for a more detailed discussion of the SPMF.

Decisions Requiring the Consent of CGI's Shareholders

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company's senior management and, at the appropriate time, are submitted to CGI's Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI's shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI's corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI's *Chairman of the Board and Chief Executive Officer* and *Executive Vice-President and Chief Financial Officer and Treasurer*, are members of the Board of Directors of CGI and, as of December 16, 2005, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 38.49% and 5.78% of the votes attached to all of CGI's outstanding voting shares.

Agreements with BCE Inc.

CGI and *BCE Inc.* announced on December 16, 2005 that CGI will repurchase 100,000,000 of the Class A subordinate voting shares *BCE Inc.* holds in CGI (the "Transaction"). Under the terms of the Transaction the agreements currently in effect pursuant to which *BCE Inc.* enjoys certain Board representation and other rights (the "BCE Agreements"), other than a Registration Rights Agreement, will terminate with effect as of the closing of the Transaction which is anticipated to occur in mid-January of 2006. For a summary of the material terms of the BCE Agreements please refer to the heading *Agreements with BCE Inc.* on page 36 of CGI's 2004 Management Proxy Circular dated December 9, 2004 which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI's web site at www.cgi.com. A copy of the 2004 Management Proxy Circular will be provided promptly to shareholders upon request.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of *Multilateral Instrument 52-110* adopted by the *Canadian Securities Administrators* as well as those of the *New York Stock Exchange* and of the U.S. *Securities and Exchange Commission.*

The Audit and Risk Management Committee is composed of Mrs. Eileen A. Mercier, Chair of the committee, and Messrs. Claude Boivin and Robert Chevrier. The committee met seven times during fiscal 2005, including two special meetings. Mrs. Mercier's role and responsibilities as Chair of the Audit and Risk Management Committee are described above in the report of the

Corporate Governance Committee under the heading *Role and Responsibilities of the Lead Director and Standing Committee Chairs*.

The role and responsibilities of the Audit and Risk Management Committee are contained in the committee's charter. The Audit and Risk Management Committee's charter forms part of CGI's *Fundamental Texts* and the charter is incorporated by reference in this Management Proxy Circular (see the heading *Mandate, Structure and Composition of the CGI Board of Directors* above) and is available on CGI's web site at www.cgi.com. The responsibilities of the Audit and Risk Management Committee include, among others:

(a)   reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)   identifying and examining the financial and operating risks to which the Company is exposed and reviewing the various policies and practices of the Company that are intended to manage those risks. The Audit and Risk Management Committee regularly reports to the Board of Directors concerning risk management;

(c)   reviewing and assessing the effectiveness of CGI's accounting policies and practices concerning financial reporting;

(d)   reviewing and monitoring CGI's internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)   recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors' independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(f)   reviewing all related party transactions in accordance with the rules of the *New York Stock Exchange* and other applicable laws and regulations;

(g)   reviewing the audit procedures including the proposed scope of the external auditors' examinations; and

(h)   such other responsibilities that are usually attributed to audit committees or as directed by the Board of Directors.

External Auditors' Independence

The Audit and Risk Management Committee is required to assert the independence of CGI's external auditors. To this end, the Audit and Risk Management Committee entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Audit and Risk Management Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy.

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors' services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Audit and Risk Management Committee through the *Executive Vice-President and Chief Financial Officer and Treasurer* prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Audit and Risk Management Committee and thereafter only require approval by the *Executive Vice-President and Chief Financial Officer and Treasurer* as follows:

- The Audit and Risk Management Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;
- Once pre-approved by the Audit and Risk Management Committee, the *Executive Vice-President and Chief Financial Officer and Treasurer* may approve the services prior to the engagement;
- For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Audit and Risk Management Committee; and
- At each meeting of the Audit and Risk Management Committee, a consolidated summary of all fees by service type is presented including a break down of fees incurred within each of the pre-approved envelopes.

Key Participants' Responsibilities

Management and the Audit and Risk Management Committee are the two key participants.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows Canadian and US auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Audit and Risk Management Committee all mandates to be granted to the external auditors and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Audit and Risk Management Committee are: (a) nominating the external auditors for appointment by the Company's shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management's compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring five year audit partner rotation requirements, (g) monitoring the twelve month "cooling off" period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear and (j) approving all auditor mandates or pre-approving envelopes for specific services.

It is clear under the Auditor Independence Policy that the Audit and Risk Management Committee has the ultimate responsibility to assert the independence of CGI's external auditors.

Fees Paid to External Auditors

During the years ended September 30, 2005 and September 30, 2004, CGI paid the following fees to its external auditors:

Service retained	Fees paid	
	2005	2004
Audit fees	$2,948,591	$3,338,048
Audit related fees	$1,575,009	$775,464
Tax fees	$4,187,281	$1,942,460
All other fees	Nil	Nil
Total fees paid	**$8,710,881**	**$6,055,972**

Interest of Management in Material Transactions

The charter of the Audit and Risk Management Committee requires that the committee review all related party transactions.

In accordance with its mandate, the committee reviewed and recommended the approval of a transaction in which the Company leased a private aircraft for use on Company business from a leasing company which had acquired it from a limited partnership of which Serge Godin, CGI's *Chairman of the Board and Chief Executive Officer*, is the sole limited partner. Following approval by the Board of Directors on September 26, 2005, a financial lease was entered into on December 5, 2005.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Secretary of the Company, a copy of this *Management Proxy Circular*, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this *Management Proxy Circular*.

Additional financial and other information relating to the Company is included in its 2005 audited annual and unaudited quarterly financial statements, annual and quarterly *Management's*

Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company's Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montréal, Québec H3A 2M8
Canada
Tel.: (514) 841-3200

APPROVAL OF DIRECTORS

The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.



Serge Godin
Chairman of the Board
and Chief Executive Officer